U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A2

                      Registration Statement on Form 10-SB/A2

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                           HANGMAN PRODUCTIONS, INC.
                           ------------------------
       (Name of Small Business Issuer as specified in its charter)

        UTAH                                        87-0638511
        ----                                        -----------
(State or other jurisdiction of                  (Employer I.D. No.)
       organization)

                            1223 Wilshire Blvd. #912
                             Santa Monica CA 90403
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (310) 795-0252

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                       $0.01 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

                                TABLE OF CONTENTS
                                   FORM 10-SB/A

                                     PART I

Item  1.      Description  of  Business                                        4

Item  2.      Management's Discussion and Analysis of Plan of Operation       19

Item  3.      Description of Property                                         23

Item  4.      Security  Ownership  of  Certain  Beneficial Owners and         24
              Management

Item  5.      Directors, Executive Officers, Promoters and Control Persons    24

Item  6.      Executive Compensation                                          24

Item  7.      Certain Relationships and Related Transactions                  28

Item  8.      Description of Securities                                       29

                                    PART II

Item 1.       Market Price of and Dividends on the Registrant's Common        30
              Equity and Other related Stockholder Matters

Item 2.       Legal Proceedings                                               31

Item 3.       Changes in and Disagreements with Accountants                   31

Item 4.       Recent Sales of Unregistered Securities                         32

Item 5.       Indemnification of Directors and Officers                       33

                                    PART F/S

                                    PART III

Item 1.       Index to Exhibits                                               50

Item 2.       Description of Exhibits                                         50

--------------------------------------------------------------------------------

     This Registration Statement on Form 10-SB includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Management Discussion and Analysis of Plan of Operation." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements
--------------------------------------------------------------------------------

                            PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT
---------------------

     ORGANIZATION, CHARTER AMENDMENTS AND GENERAL HISTORY

     Hangman Productions, Inc. (the "Company") was incorporated under the laws of the State of Utah in August, 1999 as "BBC2, Inc." The purpose for which the Company was organized was to engage in any lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act. In November of 2001, the Company changed its name to "Hangman Productions, Inc.," in anticipation of seeking production opportunities in the film industry. The Company is now considered to be in the development stage. Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and are incorporated herein by reference. See the Index to Exhibits, Part III, Item 1.

     The Company's operations during the quarterly period ended June 30, 2004, resulted in no revenue. General and administrative expenses were $10,481, resulting in an operating loss of that amount, and a net loss of ($10,481).

     The Company's operations during the year ended December 31, 2003, resulted in no revenues. General and administrative expenses were $1,657, resulting in an operating loss of that amount, and a net loss of ($1,757) after accounting for franchise taxes of $100.

     The independent auditor's report issued in connection with the audited financial statements of the Company for the period ended December 31, 2003, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operations.

     Other than pursuing potential business prospects and opportunities, the Company did not engage in any business operations between August 1999 and November 2001. The $20,000 in proceeds from the Company's private offerings in November, 1999, have been used to fund the Company's prospecting activities as well as legal and accounting fees. Proceeds from the Company's private offerings have also been used to fund the Company's current activities in the film and entertainment industry.

     This Registration Statement is being filed on a voluntary basis to allow the Company to obtain quotations for its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations."

BUSINESS OF ISSUER
-------------------

     PRINCIPAL PRODUCTS AND SERVICES

     The Company's business concept is to provide talent and high-quality content to the film and entertainment industry. The Company believes this goal can be accomplished by focusing on building relationships and providing alternative distribution channels for undiscovered screenwriters to access traditional entertainment producers and studios. The Company believes its two-fold approach will help bridge the gap between screenwriters ("content providers") and management and productions companies. Hangman's first objective is to build its content library. Supply of content will be generated and developed through screenplay contests hosted by the Company. The Company has developed and will continue to develop websites for these contests. The Company is currently hosting a contest at www.hangmanproductions.com and screenwriterscontest.net. The Company's contest, named the Screenplay ShootOut!, began July 1, 2004 and will end October 31, 2004. The Screenplay ShootOut! is a contest designed to help young and undiscovered writers break into the filmmaking industry. In addition to a 1st place prize of $5,000, 2nd place $500, and 3rd place $250 prize, the top finalists will receive consideration from Benderspink Management and Production ("Benderspink"), a management and production company in Hollywood, California. By providing consideration to the top five finalists of the Screenplay ShootOut!, Benderspink agrees to consider the finalists for management and/or development consideration. The top five finalists will be announced December 1, 2004. The three winners will be announced January 15, 2005.

     As of November 27, 2004, the Company's contest has attracted approximately 200 submissions, generating roughly $6,000 in accrued revenue. Although Benderspink will provide consideration for the top five finalists of the contest, the Company has no other affiliation or association with Benderspink. The Company does not plan to receive monetary or any other consideration from Benderspink. At the deadline of the contest the Company will establish a panel of five to seven individuals to judge the contest's submissions. The panel of judges will include the Company's three executive officers and directors as well as two to four independent volunteers. The volunteers will be selected for their involvement in the film and entertainment industry. The volunteers have not yet been selected. The contests' judges will receive no consideration for their participation. The Company will have a standardized scoring system where all judges will evaluate the contestants' creativity, originality and technique. Due to the nature of the contest judging will be subjective based on the individual judges. To help to eliminate any bias all submissions will be read by at least three judges and the quantitative scoring system will take an average of the judges scores.

     The Company has advertised the Screenplay ShootOut! through several sources. The Company has created a marketing website, www.screenwriterscontest.net, to target word searches on internet search engines. The Company has also placed banner advertisements at www.moviebytes.com, www.screenwritersutopia.com and scriptsales.com. The banner advertisements at www.screenwritersutopia.com and scriptsales.com will run through the contest deadline of October 31, 2004. The Company has also created advertisement pamphlets. The Company has placed these pamphlets throughout Salt Lake City, Utah, Las Vegas, Nevada, and Los Angeles, California. The Company has concentrated on placing these pamphlets at Universities and high-traffic areas, such as restaurants and shopping malls within these cities. The Company's main website, www.hangmanproductions.com, attracted 1,380 total visits in July, 2004, 2,421 total visits in August, 2004, 1,948 total visits in September, 2004, and has had 2,068 visits from October 1, 2004 through October 26, 2004.

     The entry fee for the Screenplay ShootOut! is $25 for college students and $35 for all other entrants. Currently the contest entrance fee is the Company's only source of revenue and the only source of expected revenue for the next 12 to 24 months.

     Hangman's second objective is to develop relationships with entertainment production and management companies. Other than the Company's association with Benderspink with the Screenplay ShootOut!, the Company does not currently have a relationship with any entertainment production or management companies. The Company plans to build relationships by developing partnerships with production companies on the Company's screenplay contests. The Company believes that partnering with established production companies will provide the Company's screenplay contests a degree of credibility and will also allow the production companies a new source of content. The Company also believes that partnering with management and production companies will also help to establish distribution channels for the Company's collection of content. Hangman will negotiate with both the creator of the content and management and production companies to help facilitate transfer of ownership of the content. The Company will seek to earn a commission for its brokering services. Currently the Company does not have a partnership with any production or management companies other than its association with Benderspink on the Company's Screenplay ShootOut! The Company has not generated any revenue or commissions for brokering content between writers and production and management companies and does not plan on generating revenue from these activities for the next 12 to 24 months.

     Although Benderspink will provide consideration to the top five finalists of the contest, the Company has no other affiliation or association with Benderspink. The Company does not plan to receive monetary or any other consideration from Benderspink. The Company believes that future success on generating broker fees and commissions depends on its ability to establish relationships and partnerships with production and management companies.

     The Company believes that within the movie production and entertainment industry there is an enormous demand for content; however, at the same time it is difficult for undiscovered talent and content providers to submit their content to the key players in the industry. By hosting contests and partnering with established production companies, Hangman believes that it can meet both the needs of the content providers and the film studios. The Company's success depends on its ability to establish relationships with management and productions companies as well as with high-quality screenplay writers. Along with developing the Company's operations in the movie production and entertainment industry, the Company's management will continue to look for acquisitions or mergers or other opportunities that would be beneficial to the Company and its stockholders, though at this time there are no such opportunities or potential transactions.

     DISTRIBUTION METHODS OF PRODUCTS AND SERVICES

     The Company plans to attract and develop talent and build a library of content through its screenplay contests. Participants of the screenplay contests will be able to access the contests via the Company's websites. Hangman has developed websites for its current contest, and markets these websites through internet banner advertisements, screenplay directory sites, and printed publications. The Company's print advertisement campaign will target magazines, newsletters and other publications that are targeted to the film making and entertainment industry.

     STATUS OF NEW PRODUCTS AND SERVICES

     Hangman is engaged in an ongoing process of developing and marketing new screenplay content. The Company has initiated its first screenplay contest. The contest is in association with a diversified management and production company, Benderspink Management and Production, that specializes in managing screenwriters, directors and actors. Although Benderspink will provide consideration for the top five finalists of the contest, the Company has no other affiliation or association with Benderspink. The Company does not plan to receive monetary or any other consideration from Benderspink. Hangman plans to continue hosting screenplay contests and will look to develop partnerships with management and production companies, which will benefit the Company and its contestants by building out its content distribution channels. Currently, the Company has not established partnerships with any management or production companies.

     The objective of the contest is to attract new and undiscovered screenwriters by offering prize money and consideration of the scripts by the associated production company, Benderspink. By providing consideration to the top five finalists of the Screenplay ShootOut!, Benderspink agrees to consider the finalists for management and/or development consideration. The Company will also provide the top three finalists with cash prizes totaling approximately $6,000.

     The Company entered into an indemnification agreement with Benderspink on May 1, 2004, by and between Benderspink and the Company. The general terms of the agreement are as follows:

     - The Company has created a screenplay contest for the Internet entitled "The 1st Annual Screenplay ShootOut" (the "Contest").

     - The Company desires to identify Benderspink as being associated with the Company's contest, which contest provides the top five finalists shall have their screenplays considered by Benderspink for management and/or development consideration.

     - The Company agrees to indemnify, defend and hold harmless Benderspink from and against all actions, proceedings, losses, costs, claims, damages, penalties, interest and expenses whatsoever, which Benderspink may suffer as a result of any claim, damage, cause of action, assessment, deficiency or judgment arising from or relating to the Company's contest.

     COMPETITIVE BUSINESS CONDITIONS AND THE COMPANY'S POSITION IN THE INDUSTRY

     The movie production and entertainment industry is highly competitive. Competition ranges from start-up production companies, like Hangman, to billion dollar, multi-national conglomerations. It is the Company's plan to position itself within the industry as a supplier of content to the industry's larger participants, who will use the content to develop a variety of media programs; however, the Company is not currently providing content to any company.

     The Company's ability to obtain content is driven by the Company's ability to attract new and undiscovered talent. The Company is using its contest-based platform to develop relationships with the writer community and develop marketable content. The Company sponsored contests face numerous competitors. Many of the competitors have similar web-based contests that offer cash prizes and are affiliated with larger, well-known production companies. The Company's first screenplay contest is targeted for a broad audience. The contest is open to all genres and has minimal requirements. The entry fee is priced within the median range of other contests. The cash prizes are also within the median range of other contests. Hangman believes that its success relies on the Company's ability to build brand awareness within the writer community and establish a strong network with a variety of management and productions companies.

     DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

     Currently the Company's financial success relies solely on its contest entrants. These customers, the contest entrants, are the Company's only source of revenue. As of September 9, 2004, the Company's contest has attracted 57 submissions, generating $1,986 in revenue. Although Benderspink will provide consideration for the top five finalists of the contest, the Company has no other affiliation or association with Benderspink, and the Company does not plan to receive monetary or any other consideration from Benderspink or any other management or production company related to the Company's current contest. The Company's strategy is to attract high-quality and marketable content and distribute the content to management and production companies; however, other than the Company's association with Benderspink with the Screenplay ShootOut!, the Company does not currently have a relationship with any entertainment production or management companies. If the Company enters into partnerships or any other relationships with production and management companies, these customers will be necessary for the Company to generate brokering fees and commissions on the distribution side of the Company's business.


     PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS

     Other than possibly applying for a trademark on the Company's contest's name, Hangman has not and does not foresee filing any applications for patents or licenses. The Company also does not plan to execute any franchises, concession or royalty agreements or labor contracts.

     NEED FOR GOVERNMENTAL APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

     Due to the nature of the Company's business, Hangman does not need to seek direct government approval for its offered services.

     EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS

     The Company is not currently subject to many direct government regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies, the laws and regulations applicable to general businesses. It is possible that certain laws and regulations may be adopted at the local, state, national and international level that could effect the Company's operations. Changes to such laws could create uncertainty in the marketplace which could reduce demand for the Company's products or increase the cost of doing business as a result of costs of litigation or a variety of other such costs, or could in some other manner have a material adverse effect on the Company's business, financial condition, results of operations and prospects. If any such law or regulation is adopted it could limit the Company's ability to operate and could force the business operations to cease, which would have a significantly negative effect on the shareholder's investment.

     REPORTING REQUIRMENTS

     As an issuer whose securities will be registered under Section 12(g) of the Exchange Act, we will be required to file periodic reports with the Securities and Exchange Commission (the "Commission"). In addition, the National Association of Securities Dealers, Inc. (the "NASD"), requires that all issuers maintaining quotations of their securities on the OTC Bulletin Board file periodic reports under the Exchange Act.

     The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330 or 1- 202-942-8090. The Commission maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

     SMALL BUSINESS ISSUER

     The Commission's integrated disclosure system for small business issuers, which was adopted in Release No. 34-30968 and became effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. The Company is deemed to be a "small business issuer."

     SARBANES-OXLEY ACT

     On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a wide variety of new regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

     * Our chief executive officer and chief financial officer must now certify the accuracy of all of our periodic reports that contain financial statements;

     *  Our  periodic   reports  must   disclose  our   conclusions   about  the
     effectiveness of our disclosure controls and procedures; and

     * We may not make any loan to any director or executive officer and we may not materially modify any existing loans.

     The Sarbanes-Oxley Act has required us to review our current procedures and policies to determine whether they comply with the Sarbanes-Oxley Act and the new regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take whatever actions are necessary to ensure that we are in compliance.

     RESEARCH AND DEVELOPMENT

     Since inception, the Company has not expended a material amount on research and development.

     COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE AND LOCAL)

     Due to the nature of the Company's operations, Hangman does not believe that compliance with environmental laws will have a material impact on the Company or its operations.

     NUMBER OF EMPLOYEES

     The Company currently has two part-time employees.

RISK FACTORS
------------

     Our present and intended business operations are highly speculative and involve substantial risks. Only investors who can bear the risk of losing their entire investment should consider buying our shares. All risk factors that you should consider are the following:

     THE COMPANY IS IN AN EARLY STAGE OF DEVELOPMENT

     Hangman is a development stage company. Our Company has limited assets and has had limited material operations since inception. We can provide no assurance that our current and proposed business will produce any material revenues or that we will ever operate on a profitable basis.

     THE COMPANY MAY EXPERIENCE LOSSES ASSOCIATED WITH START-UP

     The Company has limited operating history. The Company will also experience expenses related to the initial start-up of the business, including office, computer and software expenses. The Company expects that its initial expenses will result in losses early in its development. It cannot guarantee that it will become profitable after it completes its initial purchases.


     THE COMPANY MAY EXPERIENCE  FLUCTUATIONS IN OPERATING RESULTS;

     The Company's operating results are likely to fluctuate in the future as a result of a variety of factors. Some of these factors may include economic conditions, the amount and timing of the receipt of new business; timing of the Company's screenplay contests; the success of the Company's screenplay contests and the revenue generated from such contests, capital expenditures and other costs relating to the expansion of operations; the ability of the Company to develop contacts and establish a network within the entertainment production and management industry; the cost of advertising and related media. Due to all of the foregoing factors, the Company's operating results in any given quarter may fall below expectations. In such an event, any future trading price of the Company's common stock would likely be materially and adversely affected.

     THE COMPANY'S BUSINESS MODEL MAY CHANGE OR EVOLVE

     The Company and its prospects must be considered in light of the risks, as identified in the Risk Factors section of this filing, expenses and difficulties frequently encountered by companies in an early stage of development. Such risks for the Company include, but are not limited to, an evolving business model. To address these risks the Company must, among other things, develop strong business development and management activities, develop the strength and quality of its operations, maximize the value delivered to clients, develop and enhance the Company's brand through marketing and networking initiatives. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks and the failure to do so could have a material adverse effect on the Company's business, financial condition, result of operations and prospects.

     THE COMPANY HAS RELATIVELY LOW BARRIERS TO ENTRY AND MAY FACE SIGNIFICANT COMPETITION

     There are relatively low barriers to entry into the Company's industry. Because firms such as the Company rely on the skill, knowledge and relationships of their personnel and their ability to market and create brand awareness, they have no patented technology that would preclude or inhibit competitors from entering their markets. The Company started with limited capital and anyone interested in entering the Company's business could also start with limited capital. In addition, any large or small management, production or film studio that seeks to obtain original screenplays could initiate a contest like the Company's or attract content through numerous of other channels. One of the most common channels for Company's like Hangman to attract content is by having an open submission policy, whereby anyone wanting to submit material can directly mail their submission directly to a managment, production or film studio for no fee.

     The Company is likely to face additional competition from new entrants into the market in the future because there are relatively low barriers to entry. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

     AUDITOR'S OPINION EXPRESSES DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A "GOING CONCERN"

     The independent auditor's report issued in connection with the audited financial statements of the Company for the period ended December 31, 2003, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operations. If the Company is unable to develop its operations, the Company may have to cease to exist, which would be detrimental to the value of the Company's common stock. The Company can make no assurances that its business operations will develop and provide the Company with significant cash to continue operations.

     THE COMPANY MAY NEED FUTURE CAPITAL AND MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING

     Over the next twelve months the Company's management will advance the Company monies not to exceed $25,000, as loans to the Company. The loan will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. The loan from the Company's management will provide the Company with enough cash resources to meet its presently anticipated working capital and capital expenditure requirements for the next 12 months. Beyond the next 12 months the Company's future liquidity and capital requirements will depend upon the success of its proposed business and the ability of the Company to generate profits from these operations. If the Company's operations are not able to generate sufficient income and additional moneis are needed beyond the next twelve months, it will be up to the Company's management to raise additional monies. These funds may be raised as either debt or equity, but management does not have any plans or relationships currently in place to raise such funds. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all.

     FUTURE  CAPITAL  RAISED  THROUGH  EQUITY   FINANCING  MAY  BE  DILUTIVE  TO
     STOCKHOLDERS

     Any additional equity financing may be dilutive to stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share and such equity securities may have rights, preferences or privileges senior to those of the holder of the Company's common stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

     FUTURE DEBT FINANCING MAY INVOLVE RESTRICTIVE COVENANTS THAT MAY LIMIT THE COMPANY'S OPERATING FLEXIBILITY

     Furthermore, a debt financing transaction, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If adequate financing options are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

     EXECUTIVE OFFICERS HAVE NO LONG-TERM EXPERIENCE WITHIN THE FILM AND ENTER-TAINMENT INDUSTRY

     The Company's officers have no specific experience in the development and marketing of screenplay content. This lack of experience may make it more difficult to establish the contacts and relationships necessary to successfully market content.

     THE COMPANY'S SUCCESS IS DEPENDENT ON MANAGEMENT

     The  Company's  success  is  dependent,   in  large  part,  on  the  active
participation of the Executive Officers. The loss of their services would materially adversely effect the Company's business and future success. The Company does not have employments agreements with Mr. Doolin or Mr. Thueson. The Company does not have key-man life insurance in effect at the present time.

     THE COMPANY MAY FACE POTENTIAL LIABILITY TO CLIENTS

     The Company intends to develop, market, acquire and distribute content. Its failure or inability to properly acquire or secure content could impact the Company's business reputation or result in a claim for substantial damages, regardless of its responsibility for such failure. The Company does not have an insurance policy covering claims in this matter could adversely affect the Company's business, results of operations and financial conditions.

     EXECUTIVE OFFICERS AND MAJORITY SHAREHOLDERS MAINTAIN SIGNIFICANT CONTROL OVER THE COMPANY AND ITS ASSETS

     Hangman's Executive Officers maintain control over the Company's board of directors and also control the Company's business operations and policies. In addition, three shareholders, excluding the Company's Executive Officers, control 76.1% of the Company's issued and outstanding common stock. As a result, these majority shareholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See Part I, Item 4.

     THE COMPANY IS UNLIKELY TO PAY DIVIDENDS

     It is unlikely that the Company will pay dividends on its common stock, resulting in an investor's only return on an investment in the Company's common stock is the appreciation of the per share price. The Company can make no assurances that the Company's common stock will ever appreciate.

     THERE IS NO PUBLIC MARKET FOR THE COMPANY'S SECURITIES

     There has never been any "established trading market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). If a market for the Company's common stock does develop, the stock price may be volatile. The stock price may be volatile because the Company has limited public float and high concentration of ownership in a few stockholders, both of which can have an adverse effect on the any market of the Company's stock price.

     The Company does not expect the securities of the Company to trade at a price much higher than their initial offering price, which would make the Company's common stock "penny stock." Because of this the Company's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Because the Company's securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to the Company and its securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

     No assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market; and all of these persons have satisfied the "holding period" under Rule 144.

     There is currently no market for the Company's common stock and there is no assurance that a market will develop. If a market develops, we anticipate that the market price of the Company's common stock will be subject to wide fluctuations in response to several factors including;

        - The Company's ability to execute its business plan and significantly grow the business.
        - Increased competition from competitors who offer competing services.
        - The Company's financial condition and results of operations.

     THE COMPANY'S SECURITIES MAY HAVE A LIMITED MARKET DUE TO RULES ASSOCIATED WITH PENNY STOCKS

     The Company's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended.

     Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

     Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

        - Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

        - Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

        - "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

        - Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

        - The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

     Furthermore, the "penny stock" designation may adversely affect the development of any public market for the Company's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in "penny stock" is suitable for customers.

     Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Exchange Act, and Rule 15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Rule 15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares to third parties or to otherwise dispose of them.

     NO ASSURANCE CAN BE GIVEN THAT ANY MARKET WILL DEVELOP OR BE MAINTAINED REGARDING THE COMPANY'S SALE OF "RESTRICTED" SHARES

     Prior to the Company's organization, the Company authorized and subsequently issued 400,000 shares of common stock to four individuals pursuant to a Pre-organization Subscription Agreement. The shares were issued for cash at $0.01 per share for a total of $4,000.

     Following the Company's organization, it conducted an offering of 320,000 shares of common stock at a price of $0.05 per share. This offering was conducted under Rule 506 of Regulation D of the Securities and Exchange Commission, and applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which provides for sales of securities by public solicitation to "accredited" and "sophisticated" investors. The offering was subsequently closed December 20, 1999, with the Company having received gross proceeds of $16,000.

     On January 13, 2004, the Company completed another offering. The Company offered 20,000 shares of common stock at a price of $0.05 per share. This offering was conducted under Rule 504 of Regulation D of the Securities and Exchange Commission, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities. This offering was subsequently closed February 1, 2004, with the Company having sold a total of 20,000 shares to approximately 20 individuals, and having received gross proceeds of $1,000.

     No assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market. The following table discloses the date that the Company's issued shares of common stock are available for resale:

                           Date              Number of           Aggregate
        Name              Acquired             Shares           Consideration
        ----              --------            ---------         -------------
        JAMES P. DOOLIN*         08/99               50,000           $     500

        ALYCIA D. ANTHONY*       08/99               25,000           $     250

        RICHARD R. ANTHONY*      08/99               25,000           $     250

        MICHAEL J. DOOLIN*       08/99              300,000           $   3,000

        PURCHASERS UNDER**       12/99              320,000           $  16,000
        RULE 506 OFFERING

        PURCHASERS UNDER***       01/04               20,000           $   1,000
        RULE 504 OFFERING

     * The 400,000 shares that the Company issued in September, 1999, are elgible for resale pursuant to Rule 144 of the Securities and Exchange Commission. These persons have satisfied the "holding period" under Rule 144.

     ** The 320,000 shares that the Company issued in December, 1999, in connection with the Offering are eligible for resale in compliance with Rule 144(k) of the Securities and Exchange Commission. These persons have satisfied the "holding period" under Rule 144.

     *** The 20,000 shares that the Company issued in January 13, 2004, in connection with the Offering are eligible for resale on January 13, 2005, in compliance with Rule 144 of the Securities and Exchange Commission.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

     PLAN OF OPERATION

     As of the first quarter of the year, ending March 31, 2004, the Company's average monthly expenditures were approximately $1,900. Starting in the second quarter of 2004, we increased the Company's marketing capability by subcontracting the Company's web-based contest platform. These changes increased the Company's average monthly expenditures to approximately $3,000 per month. For the next twelve months the Company anticipates average monthly expenditures to range from $3,000 to $5,000 per month. The Company's average monthly expenditures can be broken down between executive compensation of $1,600 per month and general and administrative expenses of $1,500 to $3,500 per month. General and administrative expenses include advertising of the Company's screenplay contest, which is expected to cost $500 to $1,000 per month. These expenses include banner advertisements and print advertisements. Other general and administrative expenses include the Company's website maintenance expenses ranging between $100 to $300 per month. Professional expenses, which are related to the Company's public status including accounting and legal, are the remainder of the Company's expected general and administrative expenses. These expenses are expected to range between $750 to $2750 per month.

     The Company incurs a compensation expense of $1,600 per month for the Executive Officers. This expense is recorded as an accrued liability. This liability will be paid either when the Company's cash position warrants, or if the Company is unable to pay the accrued liability by the end of the Company's fiscal year-end 2005, the Company will issue common stock for satisfaction of the debt. Stock issued will be issued at the price-per-share of the Company's most recent offering price, which is currently $.05 per share.

     The Company anticipated receiving approximately 600 submissions, generating approximately $18,000 of fees in the 1st Annual Screenplay Shootout! However, as of the date of this report the Company has received roughly 200 submissions, generating approximately $6,000 of fees from the contest. The Company believes that it will receive close to 250 total submissions by the contest's deadline, which is October 31, 2004. Although the Company planned to receive approximately 600 total submissions for its first contest, based on the current number of submissions, the Company believes that it will receive significantly fewer submissions, which will have an adverse effect on the Company's operating cash flow. A shortfall in revenue will require the Company to raise additional funds in order to continue with the Company's planned business. The Company's management will advance the Company monies not to exceed $25,000, as loans to the Company. The loan will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. If the Company needs funds in excess of $25,000, it will be up to the Company's management to raise such monies. These funds may be raised as either debt or equity, but management does not have any plans or relationships currently in place to raise such funds. The loan from the Company's management will provide the Company with enough cash resources for the next 12 months.

     The entry fee for the Company's contest is $25 for student entrants and $35 for all other entrants. The Company will award prize money of $5,000 to the first place winner, $500 for the second place winner and $250 for the third place winner. The Company's current cash position may not be sufficient to fund the award monies for the first contest; however the Company's management has agreed to advance the Company monies, which will provide the Company adequate resources for prize money and for the Company's operations for the next 12 months.

     The Company plans to host two contest per year in 2005. The first contest in 2005 will begin in the second quarter, and the third will commence in the fourth quarter of 2005. The Company plans to host these contests in association or partnership with a production or management company, but currently the Company has not established any agreements with a production or management company. There can be no assurance that the Company will be able to find a management or production company to co-host, partner or associate with the Company's future contests. The Company plans to use its existing websites, www.hangmanproductions.com and www.screenwriterscontest.net, to market the Company's future contests. The Company does not anticipate allocating more than $1,000 to update these sites for future contests.

     Over the next twelve months the Company's management will advance the Company monies not to exceed $25,000, as loans to the Company. The loan will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. The loan from the Company's management will provide the Company with enough cash resources to meet its presently anticipated working capital and capital expenditure requirements for the next 12 months. Beyond the next 12 months the Company's future liquidity and capital requirements will depend upon the success of its proposed business and the ability of the Company to generate profits from these operations. If the Company's operations are not able to generate sufficient income and additional moneys are needed beyond the next twelve months, it will be up to the Company's management to raise additional monies. These funds may be raised as either debt or equity, but management does not have any plans or relationships currently in place to raise such funds. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all.

     At the completion of the Company's first contest, October 31, 2004, the Company will establish a panel of five to seven individuals to judge the contest's submissions. The panel of judges will include the Company's three executive officers and directors as well as two to four independent volunteers. The volunteers will be selected for their involvement in the film and entertainment industry. The volunteers have not yet been selected. The contest's judges will receive no consideration for their participation. Other than the two to four volunteer judges the Company does not plan to add additional personnel or employees. The Company incurs expense for the Company's Executive Officers of $1,600 per month. This expense is recorded as a general and administrative expense on the Company's income statement and all but $100 per month is recorded as an accrued liability on the Company's balance sheet. Hangman provides $100 per month of cash compensation to one of its Executive Officers.

     The Company does not plan to purchase or acquire any plant or other significant equipment, nor does the Company plan to commence any research and development activities.

     Along with developing the Company's operations in the movie production and entertainment industry, the Company's management will continue to look for acquisitions or mergers or other opportunities that would be beneficial to the Company and its stockholders, though at this time there are no such opportunities or potential transactions.

     The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors."

     RESULTS OF OPERATIONS

     The Company's operations during the quarterly period ended June 30, 2004, resulted in no revenue. General and administrative expenses were $10,481, resulting in an operating loss of that amount, and a net loss of ($10,481).

     The Company's operations during the year ended December 31, 2003, resulted in no revenues. General and administrative expenses were $1,657, resulting in an operating loss of that amount, and a net loss of ($1,757) after taking into franchise taxes of $100.

     LIQUIDITY

     At June 30, 2004, the Company had total current assets of $4,770 and total liabilities of $3,087. As of June 30, 2004, the Company's total future obligations are $3,087. These obligations are expected to increase by $1,500 per month due to acrrued salaries payable owed to the Company's executive officers.

     Because the Company has accumulated losses since inception, has minimal assets, and has no sales activity the Company's auditor believes that these factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that with loans it provides to the Company and the Company's cash on hand of $4,770, as of June 30, 2004, will be sufficient to continue operations throughout the end of the first contest, including contest prize money.

     Management anticipates average monthly expenditures, including executive compensation, to range between $3,000 and $5,000 per month. Management also anticipates hosting two additional contests in 2005. These contests are projected to generate approximately $18,000 per contest, based on 600 submissions per contest with an average entry fee of $30. The Company's management has agreed to advance the Company monies not to exceed $25,000, as loans to the Company, at any point over the next twelve months. These funds will allow the Company sufficient resources to continue operations regardless of the revenue generated from the two additional contest in 2005. If the Company needs funds in excess of $25,000, it will be up to the Company's management to raise such monies. These funds may be raised as either debt or equity, but management does not have any plans or relationships currently in place to raise such funds. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. If the Company is unable to raise additional funds and/or the Company's business model does not generate sufficient revenue to cover expenses, management will continue to evolve the Company's business plan to become profitable. The Company's ability to continue as a going concern is dependent on management's ability to manage the Company's growth and expenses.

Item 3.  Description of Property.
---------------------------------

     Hangman's Executive Officers currently provide office space to the Company at no cost to the Company. The Company has access to the Officer's telephone lines and computer systems, at no cost to the Company. The Company leases a mail box in Santa Monica, California for approximately $100 per month.

     At some point in the future, depending on the Company's growth and demanded space requirements, the Company will look to lease an office. Anticipated rent including utilities will range between $500 and $750 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                           Number of Shares Percentage

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
Leonard W. Burningham               100,000                     13.5%
1227 East Gilmer Drive
Sale Lake City, UT 84105

James P. Doolin*                     51,250                      6.9%
4904 Royal Lake Ave.
Las Vegas, NV 89131

Michael J. Doolin*                  300,000                     40.5%
5 Pepperwood Drive
Sandy, UT 84092

Sharlene Doolin*                     63,500                      8.6%
5 Pepperwood Drive
Sandy, UT 84092

Quad D LTD Partnership*             100,000                     13.5%
5 Pepperwood Drive
Sandy, UT 84092


TOTAL                               614,750                     83.0%


* Michael and Sharlene Doolin are husband and wife. James Doolin is the son of Michael and Sharlene Doolin.

** Sharlene Doolin is deemed a beneficial owner, as she is the general partner of Quad D LTD Partnership

     SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
James P. Doolin*                     51,250                      6.9%
4904 Royal Lake Ave.
Las Vegas, NV 89131

Shane E. Thueson                          0                        0%
10972 Cindy Circle
Sandy, UT 84092

John K. Winchester                    1,250                      0.1%
762 East Gable Street
Midvale, UT 84047

TOTAL OFFICERS & DIRECTORS           51,250                      7.0%


        CHANGES IN CONTROL

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name of the Company's current directors and executive officers. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or prior resignation or termination. Their Date of Date of Positions Election or Termination

Name                  Held              Designation     or Resignation
----                  ----              -----------   --------------
JAMES P. DOOLIN      DIRECTOR &           SEP-99             *
                     PRESIDENT

SHANE E. THUESON     DIRECTOR &           NOV-01             *
                     VICE PRESIDENT

JOHN K. WINCHESTER   DIRECTORS &          JUL-04             *
                     SECRETARY

          * These persons presently serves in the capacities indicated.

   BUSINESS EXPERIENCE

     James P. Doolin, President and a director, is 28 years of age. Mr. Doolin graduated from the University of Utah, in Salt Lake City. He graduated with a bachelor of science, finance degree. Mr. Doolin worked full-time for a boutique investment banking firm, Jenson Services, Inc., from 1998 until entering graduate school in 2001. In 2002, Mr. Doolin graduated with an MBA from Pepperdine University. After graduating from Pepperdine, he worked as an associate at an Investment Banking firm, RSM EquiCo, in Southern California from October 2002 through November 2003.

     Shane E. Thueson, Vice President and a director, is 28 years of age. Mr. Thueson attended, but did not graduate from Brigham Young University, where he studied history. Mr. Thueson worked for a entertainment management production company, Benderspink Management and Productions, in Hollywood, California, from 2001 through 2002. He is currently working at a music booking agency for alternative rock bands, and has been working for this agency for the past year.

     John K. Winchester, Secretary and director, is 29 years of age. Mr. Winchester graduated from the University of Utah, in Salt Lake City. He graduated with a bachelor of science, communication degree. Mr. Winchester is currently serving as the district merchandising coordinator for Sony Computer Entertainment America, Inc. He has worked with Sony Computer Entertainment America, Inc., since 2000.

   SIGNIFICANT EMPLOYEES

     Other than James P. Doolin and Shane E. Thueson, the Company has no employees.

   FAMILY RELATIONSHIPS

     None, not applicable;

   INVOLVMENT IN CERTAIN LEGAL PROCEEDINGS

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was  convicted in a criminal  proceeding  or named subject to a pending
     criminal   proceeding   (excluding   traffic  violations  and  other  minor
     offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                       Annual Compensation Awards Payouts

(a)             (b)   (c)     (d)   (e)   (f)      (g)    (h)    (i)

                                                  Secur-
                                                  ities          All
Name and   Year or                 Other  Rest-   Under-  LTIP  Other
Principal  Period    Salary  Bonus Annual ricted  lying   Pay-  Comp-
Position   Ended      ($)     ($)  Compen -Stock  Options outs  ensat'n
---------------------------------------------------------------------



James P.     06-30-04*$12,000  0     0      0        0     0     0
Doolin,      12-31-03   0      0     0      0        0     0     0
Director,
President

Shane E.     06-30-04*$6,000   0     0      0        0     0     0
Thueson,     12-31-03   0      0     0      0        0     0     0
Director,
Vice
President

John K.      06-30-04*$1,200   0     0      0        0     0     0
Winchester   12-31-03   0      0     0      0        0     0     0

     * The period ending June 30, 2004, has been included to provide current executive compensation.

     No deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the quarter ending June 30, 2004 or the year ended December 31, 2003. However, the Company has accrued $1,600 per month for compensation of the three officers efforts. No employee, director, or executive officer have been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

   COMPENSATION OF DIRECTORS

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

   EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his resignation, retirement or other termination of employment with the Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     Other than during the year ended December 31, 2003 the Company has not loaned money to an officer and director of the Company. Furthermore, there have been no other transactions between members of management, nominees to become a director or executive officer, 10% stockholders, or promoters or persons who may be deemed to be parents of the Company with the exception of securities purchased in the Company's offerings by the Company's executive officers. The loan to the shareholder was unsecured, carried no interest and was payable on demand. The loan was fully repaid during the year.

Item 8.  Description of Securities.
-----------------------------------

   COMMON STOCK

     The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.01 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

   NO OUTSTANDING OPTIONS, WARRANTS OR CALLS

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

   NO PROVISIONS LIMITING CHANGE OF CONTROL

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

                               PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

   MARKET INFORMATION

     There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by the directors, executive officers or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when directors, executive officers or any other person who may be deemed a beneficial holder, holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

     A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission); limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. Shares sold under Rule 504 may be possibly sold earlier under
Section 4 (i) of the Securities Act of 1933, as amended (the "Securities Act").

     James Doolin, the Company's President Director, John Winchester, the Company's Secretary and Director, Alycia Anthony (a former Executive Officer of the Company), Richard Anthony (a former Executive Officer of the Company), Leonard Burningham, Sharlene Doolin and Michael Doolin are the only shareholders that hold restricted shares of the Company's common stock and would have to comply with Rule 144 of the Securities Act. They could each sale up to 1% of the total issued and outstanding of the Company's common stock. This constitutes 7,400 shares each or a total of 29,600 shares could be sold under Rule 144 of the Securities act once the 90 day period required by Rule 144(c)(1) has elapsed.

   HOLDERS

     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 63.

   DIVIDENDS

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or persons who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     In August of 1999, the Company authorized and subsequently issued 400,000 shares of common stock to four individuals pursuant to a Pre-organization Subscription Agreement. A Pre-organization subscription agreement is recognized in most states, including Utah, and is specifically mentioned in Section 61-1-14(2) of the Utah Uniform Securities Act as an exempt issuance of securities. The Pre-organization subscription agreement was accepted by the Company and the shares were issued effective on incorporation. The shares were issued for cash at $0.01 per share for a total of $4,000.

     Following the Company's organization, it conducted an offering of 320,000 shares of common stock at a price of $0.05 per share. This offering was conducted under Rule 506 of Regulation D of the Securities and Exchange Commission, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which provides for sales of securities by public solicitation to "accredited" and "sophisticated" investors. The offering was subsequently closed December 20, 1999, with the Company having received gross proceeds of $16,000.

     On January 13, 2004, the Company completed another offering. The Company offered 20,000 shares of common stock at a price of $0.05 per share. This offering was conducted under Rule 504 of Regulation D of the Securities and Exchange Commission, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities. This offering was subsequently closed February 1, 2004, with the Company having sold a total of 20,000 shares to approximately 20 individuals, and having received gross proceeds of $1,000.For Further information see the following table: "Common Stock"

   COMMON STOCK

                         Date              Number of           Aggregate
     Name              Acquired             Shares           Consideration
     ----              --------            ---------         -------------
JAMES P. DOOLIN*         08/99               50,000           $     500

ALYCIA D. ANTHONY*       08/99               25,000           $     250

RICHARD R. ANTHONY*      08/99               25,000           $     250

MICHAEL J. DOOLIN        08/99              300,000           $   3,000

PURCHASERS UNDER**       12/99              320,000           $  16,000
RULE 506 OFFERING

PURCHASERS UNDER**       01/04               20,000           $   1,000
RULE 504 OFFERING

* James P. Doolin, Alycia D. Anthony and Richard. R. Anthony were all directors and Executive Officers of the Company at the time of purchase, and as such had access to all material information regarding the Company prior to the offer or sale of these securities. The directors and Executive Officers are "accredited investor." The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Sections 3(b) and/or 4(2) thereof, and from similar applicable states securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from registration.

** Purchasers of the Company's securities under the Rule 506 offering were "accredited" or "sophisticated" investors. Purchasers of the Company's securities under the Rule 504 offering were "accredited" investors. All purchasers had access to all material information regarding the Company.

     There have been no other sales of the Company's unregistered securities.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless  limited  by  the  Articles  of  Incorporation,  Section  16-10a-903
requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                 PART F/S

                            Hangman Productions, Inc.
                          [A Development Stage Company]
              Financial Statements and Independent Auditors' Report
                                December 31, 2003

                            Hangman Productions, Inc.
                          [A Development Stage Company]
                                TABLE OF CONTENTS

Independent Auditors' Report
Balance Sheet -- December 31, 2003

Statements of Operations for the years ended December 31, 2003 and 2002 and for the period from Inception [August 11, 1999] through December 31, 2003

Statements of Stockholders' Equity for the period from Inception [August 11, 1999] through December 31, 2003

Statements of Cash Flows for the years ended December 31, 2003 and 2002 and for the period from Inception [August 11, 1999] through December 31, 2003

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Hangman Productions, Inc.[a development stage company]


     We have audited the accompanying balance sheet of Hangman Productions, Inc. [a development stage company] as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002 and for the period from Inception [August 11, 1999] through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hangman Productions, Inc. [a development stage company] as of December 31, 2003, and the results of operations and cash flows for the years ended December 31, 2003 and 2002, and for the period from inception through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses since inception and has no operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/MANTYLA MCREYNOLDS
Mantyla McReynolds
Salt Lake City, Utah
March 30, 2004



                            Hangman Productions, Inc.
                          [A Development Stage Company]
                                  Balance Sheet
                                December 31, 2003


                                     ASSETS


Current Assets:
     Cash                                                                      $            10,933
                                                                                 ------------------
                   Total Current Assets                                                     10,933
                                                                                 ------------------
                       Total Assets                                            $            10,933
                                                                                 ==================



                      LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:
  Current Liabilities:
     Accrued liabilities                                                       $                175
     Income/franchise taxes payable-NOTE 3                                                      100
                                                                                 ------------------
                Total Current Liabilities                                                       275
                                                                                 ------------------
                     Total Liabilities                                                          275


Stockholders' Equity:
  Capital Stock -- 50,000,000 shares authorized having a
   par value of $.01 per share; 720,000 shares issued
   and outstanding - NOTE 4                                                                   7,200
  Additional paid-in capital                                                                 12,800
  Deficit accumulated during the development stage                                           (9,342)
                                                                                 ------------------
                Total Stockholders' Equity                                                   10,658
                                                                                 ------------------
        Total Liabilities and Stockholders' Equity                             $             10,933
                                                                                 ==================

                 See accompanying notes to financial statements.




                            Hangman Productions, Inc.
                          [A Development Stage Company]
                            Statements of Operations
        For the years ended December 31, 2003 and 2002 and for the period from Inception [August 11, 1999] through December 31, 2003


                                                                                           Inception
                                                                                            through
                                                                                            December
                                                      2003                2002              31, 2003
                                                  -------------     ----------------     --------------
Revenues                                      $              0  $                 0  $               0

General & Administrative Expenses                        1,657                2,039              8,787
                                                  -------------     ----------------     --------------

               Operating Loss                           (1,657)              (2,039)            (8,787)

                                                  -------------     ----------------     --------------
        Net Loss Before Income Taxes                    (1,657)              (2,039)            (8,787)

Provision for Income/Franchise Taxes                       100                  100                555
                                                  -------------     ----------------     --------------

Net Loss                                      $         (1,757) $            (2,139) $          (9,342)
                                                  =============     ================     ==============



Basic and Diluted Loss Per Share              $          (0.01) $             (0.01) $           (0.01)
                                                  =============     ================     ==============

Weighted Average Shares Outstanding                     720,000              720,000            699,616
                                                  =============     ================     ==============





                 See accompanying notes to financial statements.


                            Hangman Productions, Inc.
                          [A Development Stage Company]
                       Statements of Stockholders' Equity
    For the Period from Inception [August 11, 1999] through December 31, 2003


                                                               Additional                            Net
                                  Common          Common         Paid-in        Accumulated     Stockholders'
                                  Shares           Stock         Capital          Deficit          Equity
                                ----------      ----------     -----------     ------------     -------------
Balance, August 16, 1999 (Inception)
                                  $      0         $     0     $         0      $        0        $         0
Issued stock to Officers for cash,
September 16, 1999, at $0.01/ share
                                   400,000           4,000                                              4,000
Issued stock to shareholders for cash,
December 11, 1999, at $0.05/share
                                    37,500             375           1,500                              1,875
Issued stock to shareholders for cash,
December 20, 1999, at $0.05/share
                                    14,000             140             560                                700
Issued stock to shareholders for cash,
December 27, 1999, at $0.05/share
                                   268,500           2,685          10,740                             13,425
Net loss for the Year Ended
 December 31, 1999                                                                    (411)              (411)
                                ----------      ----------     -----------     ------------
Balance, December 31, 1999         720,000           7,200          12,800            (411)            19,589
Net loss for the Year Ended December
31, 2000                                                                            (4,478)            (4,478)
Balance, December 31, 2000         720,000           7,200          12,800          (4,889)            15,111
Net loss for the Year Ended December
31, 2001                                                                              (557)              (557)
Balance, December 31, 2001         720,000           7,200          12,800          (5,446)            14,554
Net loss for the Year Ended
December 31, 2002                                                                   (2,139)            (2,139)
Balance, December 31, 2002         720,000           7,200          12,800          (7,585)            12,415
Net loss for the Year Ended December
31, 2003                                                                            (1,757)            (1,757)
Balance, December 31, 2003         720,000           7,200          12,800          (9,342)            10,658
                                ==========      ==========     ===========     ============     =============





                 See accompanying notes to financial statements




                            Hangman Productions, Inc.
                          [A Development Stage Company]
                            Statements of Cash Flows
       For the years ended December 31, 2003 and 2002, and for the period from Inception [August 11, 1999] through December 31, 2003

                                                                                             Inception
                                                                                              through
                                                                                             December
                                                             2003             2002           31, 2003
                                                         ------------     ------------     -------------
Cash Flows from Operating Activities
Net Loss                                            $          (1,757) $       (2,139) $          (9,342)
Adjustments to reconcile net income to net cash provided
by operating activities:
     Increase (Decrease) in current liabilities                   175            (582)               275
                                                         ------------     ------------     -------------
       Net Cash used in Operating Activities                   (1,582)         (2,721)            (9,067)

Cash Flows from Financing Activities
Loan made to shareholder                                       (4,600)               0            (4,600)
Proceeds from repayment from shareholder                        4,600                0             4,600
Proceeds from the issuance of common stock                          0                0            20,000
                                                         ------------     ------------     -------------
                   Net Cash provided by Financing Activities        0                0            20,000

          Net Increase/(Decrease) in Cash                       3,018           (2,721)           15,533

Beginning Cash Balance                                         12,515           15,236                 0
                                                         ------------     ------------     -------------

Ending Cash Balance                                 $          15,533  $        12,515  $         15,533
                                                         ============     ============     =============

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest            $               0  $             0  $              0
  Cash paid during the year for income/franchise taxes            100              245               555














                 See accompanying notes to financial statements.


                            Hangman Productions, Inc.
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2003

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               (a)    Organization

               Hangman Productions, Inc. (Company) was incorporated under the laws of the State of Utah in August, 1999 as BBC2, Inc. The purpose for which this corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act. In
               November of 1999, the Company changed its name to Hangman Productions, Inc., in anticipation of seeking production opportunities in the film industry. The Company is now considered to be in the development stage.

               The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. The following summarizes the more significant of such policies:

               (b)    Income Taxes

               The Company applies the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance is provided if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

               (c)    Net Loss Per Common Share

               Loss per common share is based on the weighted-average number of shares outstanding. Diluted loss per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There are no common stock equivalents outstanding, thus, basic and diluted loss per share calculations are the same.

               (d)    Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $10,933 cash at December 31, 2003.

                            Hangman Productions, Inc.
                          [A Development Stage Company]
                    Notes to Financial Statements [continued]
                                December 31, 2003

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               [continued]

               (e)    Use of Estimates in Preparation of Financial Statements

               The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               (f)    Revenue Recognition

               The Company recognizes revenues in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) number 104, "Revenue Recognition." SAB 104 clarifies application of U.S. generally accepted accounting principles to revenue transactions. Revenue is recognized as earned; as products are delivered or services are provided to the customer. Fees for contests or promotional events are recognized over the event period. Uncollected, earned revenue is recorded in accounts receivable. Billed amounts deemed to be uncollectible are charged to bad debt expense. Revenue collected in advance is recorded as a liability until the earnings process is complete. The Company has had no revenue through December 31, 2003.

               (h)    Impairment of Long-Lived Assets

               The Company reviews long-lived assets, at least annually, to determine if impairment has occurred and whether the economic benefit of the asset (fair value for assets to be used and fair value less disposal costs for assets to be disposed of) is expected to be less than the carrying value. Triggering events, which signal further analysis, consist of a significant decrease in the asset's market value, a substantial change in the use of an asset, a significant physical change in the asset, a significant change in the legal or business climate that could affect the asset, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct the asset, or a history of losses that imply continued losses associated with assets used to generate revenue. The Company has no long-lived assets as of December 31, 2003.

                            Hangman Productions, Inc.
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2003


NOTE 2         LIQUIDITY/GOING CONCERN

               The Company has accumulated losses from inception through December 31, 2003 of $9,342, and has no principal operations at December 31, 2003. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include developing film production opportunities or finding a well- capitalized merger candidate to commence operations. The financial statements do not include any
               adjustments   that  might   result   from  the  outcome  of  this
               uncertainty.

NOTE 3         INCOME TAXES

               Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts. Loss carry forward amounts expire at various times through 2023. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

                                             NOL
Description                                Balance          Tax           Rate
--------------------------------------- -------------- ------------- -----------
   Federal Income Tax                           $9,342        $1,401      15%
   State Income Tax                              8,787           439       5%
   Valuation allowance                                        (1,840)
                                                       -------------
        Deferred tax asset 12/31/03                               $0

               The allowance has increased $346 from $1,494 as of December 31, 2002. The income/franchise tax payable at December 31, 2003 of $100 is the minimum tax due to the State of Utah.

NOTE 4         COMMON STOCK

               In August of 1999, the Company authorized and subsequently issued 400,000 shares of common stock to four individuals pursuant to a Pre-organization Subscription Agreement. The shares were issued for cash at $0.01 per share for a total of $4,000.

               In September of 1999, the Company offered 320,000 shares of "unregistered" and "restricted" shares of common stock to "accredited" or "sophisticated" investors at $0.05 per share. These shares were issued for cash in December of 1999.

                            Hangman Productions, Inc.
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2003

NOTE 5         RELATED PARTY TRANSACTIONS

               During the year ended December 31, 2003 the Company loaned money to an officer and director of the Company. The loan was unsecured, carried no interest and was payable on demand. The loan was fully repaid during the year.

NOTE 6         SUBSEQUENT EVENTS

               In January 2004, the Company offered 20,000 shares of "unregistered and "restricted" shares of common stock to "accredited" investors at $0.05 per share. The shares were issued for a total of $1,000.

     Unaudited Financial Statements for the period
     June 30, 2004
     ------------------------------

     Balance Sheet

     Statement of Operations

     Statement of Cash Flows


                            HANGMAN PRODUCTIONS, INC.
                          [A Development Stage Company]
                                 BALANCE SHEETS
                               As of June 30, 2004
                              and December 31, 2003

                                                       06/30/04      12/31/03
                                                      -----------    --------
                                                      [Unaudited]    [Audited]
                                   ASSETS

Assets

Current Assets
      Cash                                            $    4,770  $   10,933
                                                      -----------    --------
         Total Assets                                 $    4,770  $   10,933
                                                      ===========    ========

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
      Accrued Liabilities                             $    3,087  $      275
                                                      -----------    --------
         Total Current Liabilities                         3,087         275

      Payable to shareholder                                   0           0

                                                      -----------    --------
         Total Liabilities                            $    3,087    $    275
                                                      ===========    ========

Stockholders' Deficit:
      Common Stock, $.001 par value;
         50,000,000 shares authorized;
         740,000 and 720,000 shares issued
         and outstanding, respectively
                                                           7,400       7,200
      Paid-in Capital                                     13,600      12,800
      Deficit accumulated during the development stage   (19,317)     (9,342)
                                                      -----------    --------
         Total Stockholders' Equity                        1,683      10,658
                                                      -----------    --------
         Total Liabilities and Stockholders'Deficit   $    4,770  $   10,933
                                                      ===========    ========



                            HANGMAN PRODUCTIONS, INC.
                          [A Development Stage Company]
                            STATEMENTS OF OPERATIONS
    For the Three and Six Month Periods Ended June 30, 2004 and June 30, 2003
             and for the period from inception through June 30, 2004
                                                                                                      For the
                                                                                                    Period from
                                         For the       For the        For the       For the          Inception
                                       Three Months   Six Months   Three Months   Six Months        [8/11/99]
                                          Ended         Ended         Ended         Ended            through
                                         6/30/03       6/30/03       6/30/04       6/30/04           6/30/04
                                        ---------     ---------    -----------    ----------       -----------


Revenues                                 $     0       $      0      $      0        $     0       $         0
Cost of Sales                            $     0       $      0      $      0        $     0                 0
                                         --------      ---------     ---------       --------      -----------
  Gross Margin                                 0              0             0              0                 0

General and Administrative Expenses            0          1,443         8,781          9,963            18,750
                                         --------      ---------     ---------       --------      -----------
Net Loss from Operations                       0         (1,443)       (8,781)        (9,963)          (18,750)
                                         --------      ---------     ---------       --------      -----------


Interest Expense                         $     0       $      0      $     12        $    12       $        12
                                         --------      ---------     ---------       --------      -----------



       Net Loss Before Income Taxes            0         (1,443)       (8,793)        (9,975)          (18,762)

Provision for Income Taxes                     0              0             0              0               555
                                         --------      ---------     ---------       --------      -----------
Net Loss                                       0         (1,443)       (8,793)        (9,975)          (19,317)
                                         ========      =========     =========       ========      ===========

Loss Per Share                           $  (.00)      $   (.01)     $   (.01)       $  (.01)      $      (.01)
                                         ========      =========     =========       ========      ===========

Weighted Average Shares Outstanding      740,000        740,000       740,000        736,667           704,556
                                         ========      =========     =========       ========      ===========







                            HANGMAN PRODUCTIONS, INC.
                          [A Development Stage Company]
                            STATEMENTS OF CASH FLOWS
    For the Three and Six Month Periods Ended June 30, 2004 and June 30, 2003
             and for the period from inception through June 30, 2004


                                                                                                                      For the
                                                                                                                    Period from
                                                            For the       For the        For the       For the        Inception
                                                          Three Months   Six Months   Three Months   Six Months      [8/11/99]
                                                             Ended         Ended         Ended         Ended          through
                                                            6/30/03       6/30/03       6/30/04       6/30/04         6/30/04
                                                           ---------     ---------    -----------    ----------     -----------
Cash Flows Provided by/(Used for)
Operating Activities
---------------------------------
Net Loss                                                           0        (1,443)        (8,793)       (9,975)      (19,317)
Adjustments to reconcile net income to net cash
provided by operating activities:
    (Increase)/Decrease in inventory                               0             0              0             0             0
    Increase/(Decrease) in income taxes payable                    0             0              0             0             0
    Increase/(Decrease) in salaries payable                        0             0          2,800         2,800         2,800
    Increase/(Decrease) in sales tax payable                       0             0              0             0             0
    Increase/(Decrease) in accrued liabilities                     0             0              0             0           275
    increase/(Decrease) in accounts payable                     (100)         (100)             0             0             0
    Increase/(Decrease) in interest payable                        0             0             12            12            12
                                                           ---------     ---------    -----------    ----------       --------
       Net Cash Provided by/(Used for) in Operating  Activities (100)       (1,543)        (5,981)       (7,163)      (16,230)

Cash Flows Provided by Investing Activities
    Purchase of equipment                                          0             0              0             0             0
                                                           ---------     ---------    -----------    ----------       --------
              Net Cash Used by Investing Activities                0             0              0             0             0

Cash Flows Provided by Financing Activities
    Issued stock for cash                                          0             0              0         1,000        21,000
    Loan to a  shareholder                                         0             0              0             0        (4,600)
    Proceeds from repayment from shareholder                       0             0              0             0         4,600
                                                           ---------     ---------    -----------    ----------       --------
              Net Cash Provided by Financing Activities            0             0              0         1,000        21,000

                Net Increase(decrease) in Cash                  (100)       (1,543)        (5,981)       (6,163)        4,770

Beginning Cash Balance                                        11,072        12,515         10,751        10,933             0
                                                           ---------     ---------    -----------    ----------       --------

Ending Cash Balance                                      $    10,972        10,972          4,770         4,770    $    4,770
                                                           =========     =========    ===========    ==========       ========


                            HANGMAN PRODUCTIONS, INC.
                          [A Development Stage Company]
                    Notes to the Interim Financial Statements


NOTE 1- BASIS OF PRESENTATION

          The accompanying unaudited interim financial statements of Hangman Productions, Inc. have been prepared in accordance with generally accepted accounting principles and the rule of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in this Registration Statement. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for interim are not necessarily indicative of the results to be expected for the full year.

NOTE 2- LIQUIDITY/GOING CONCERN

          The Company has accumulated losses since inception, has minimal assets, and has a net operating loss of (8,781) for the three months ended June 30, 2004. These factors raise substantial doubt about the Company's ability to continue as a going concern.

          As of the first quarter of the year, ending March 31, 2004, the Company's average monthly expenditures were approximately $750. Starting in the second quarter of 2004, he Company increased its marketing capability by subcontracting the Company's web-based contest platform. These changes increased the Company's average monthly expenditures to approximately $3,000 per month. For the next twelve months the Company anticipates average monthly expenditures to range from $3,000 to $5,000 per month.

          The Company expects revenue from contest entry fees to be received in the third and fourth quarter of 2004. This funding in the range of $5,000 a month, expected in the third and first month of the fourth quarter of 2004, is anticipated to provide the necessary liquidity to fund current Company operations as well as the aforementioned planned growth. For 2005 and beyond, we expect that additional contests and compensation received through marketing and brokering of content will provide sufficient liquidity to fund Company operations. As of the date of this Registration Statement, the Company has not entered into any agreements or arrangements with any content provider or production or management company, and there is no assurance that the Company will be successful in negotiating the sell of content in the future.

NOTE 3- OFFICER COMPENSATION EXPENSES

          The total expense for the Company's officers is $1,600 per month, and all but $100 is recorded as an accrued liability on the Company's balance sheet. It is included in the general and administrative expenses on the Company's income statement. Two of the Company's officers began receiving compensation in May, 2004, totaling $1,500 per month, and the third officer began receiving compensation in June, 2004, which added an additional $100 per month of salary expense.

                             PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number      Description
------      ------------


 3.1(a)     Articles of Incorporation

 3.1(b) Articles of Amendment to the Articles of Incorporation dated February 6, 2000

 3.1(c) Articles of Amendment to the Articles of Incorporation dated November 12, 2001

 3.3        Bylaws

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In  connection  with the Annual  Report of Hangman  Productions,  Inc. (the
"Company") on Form 10-SB for the year ended December 31, 2003, and for the period ending June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Doolin, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:


     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


Date:10/27/04               /S/JAMES P. DOOLIN
                            James P. Doolin, Chief Executive Officer,
                            Chief Financial Officer and Controller

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Hangman Productions, Inc.

Date:10/27/04                                /S/JAMES P. DOOLIN
     ----------                              ------------------------
                                             James P.  Doolin, Director
                                             and President

Date:10/27/04                                /S/SHANE E. THUESON
     ----------                              ------------------------
                                             Shane E. Thueson, Director
                                             and Vice President

EX-3.1(a)

                            ARTICLES OF INCORPORATION
                                       OF
                                   BBC2, INC.

     The undersigned natural person of the age of eighteen years or more, acting as the incorporator of a corporation under the Utah Revised Business Corporation Act, hereby adopts the following Articles of Incorporation for such corporation:

                                    ARTICLE I
                                      Name

                  The name of this corporation is "BBC2, Inc."

                                   ARTICLE II
                                    Duration

                 The duration of this corporation is perpetual.

                                   ARTICLE III
                                    Purposes

     The purpose or purposes for which this corporation is organized are: To engage in any other lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act.

                                   ARTICLE IV
                                      Stock

     The aggregate number of shares which this corporation shall have authority to issue is 50,000,000 shares of common voting stock of a par value of one cent ($0.01) per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

                                    ARTICLE V
                                    Amendment

     These Articles of Incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment.

                                   ARTICLE VI
                               Shareholder Rights

     The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of stock of this corporation. Nor shall shareholders be entitled to vote cumulatively for directors of the corporation.

                                   ARTICLE VII
                            Initial Office and Agent

     The name of the corporation's original registered agent and the address of its initial registered office is:

                           Ryan Seare
                           4721 South Atwood Blvd.
                           Salt Lake City, UT 84117

                                  ARTICLE VIII
                                    Directors

     The number of directors constituting the initial Board of Directors of this corporation is three. The names and addresses of persons who are to serve as directors until the first annual meeting of shareholders, or until their successors are elected and qualify, are:

                           James Doolin
                           5 Pepperwood Dr
                           Sandy, UT 84092

                           Alycia Anthony
                           941 East 3665 South
                           Salt Lake City, Utah 84106

                           Richard Anthony
                           941 East 3665 South
                           Salt Lake City, Utah 84106


                                   ARTICLE IX
                                  Incorporator

                  The name and address of the Incorporator is:

                           James Doolin
                           5 Pepperwood Dr
                           Sandy, UT 84092

                                    ARTICLE X
               Common Directors - Transactions Between Corporation

     No contract or other transaction between this corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors, or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or because his, her or their votes are counted for such purposes if: (a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interested Director; (b) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or (c) the contract or transaction is fair and reasonable to the corporation.

     Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contract or transaction.

                                       /S/ JAMES DOOLIN
                                        James Doolin,  Incorporator


STATE OF UTAH              )
                                    ) ss
COUNTY OF SALT LAKE        )

     I, a Notary Public, hereby certify that on the 16 day of August, 1999, James Doolin personally appeared before me who being by me first duly sworn, declared that he is the person who signed the foregoing document as incorporator and that the statements therein contained are true.

                                         /S/ NOTARY PUBLIC
                                         NOTARY PUBLIC
                                         Residing at Salt Lake County, Utah

EX-3.1(b)

                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                                   BBC2, INC.

     Pursuant to the provisions of the Utah Business Corporation Act, the undersigned Corporation hereby, adopts the following Articles of Amendment to its Articles of Incorporation.

                                        I

                         The name of the Corporation is:
                                   BBC2, Inc.

                                       II

     The following amendments to the Articles of Incorporation were adopted by the Board of Directors of the Corporation:

          FIRST: Article IV shall be amended as follows, to-wit:

          The aggregate number of shares which this Corporation shall have the authority to issue is 50,000,000 shares of common voting stock of a par value of one cent ($0.01) per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

          SECOND: Shareholder approval is not required.

          IN WITNESS WHEREOF, BBC2, Inc. has caused this Certificate to be signed by James Doolin, the Company's President and Alycia Anthony, the Company's Secretary. This 6 day of February, 2000.


                                                      /S/JAMES DOOLIN
                                                      James Doolin, President


                                                      /S/ALYCIA ANTHONY
                                                      Alycia Anthony, Secretary

EX-3.1(c)

                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                                   BBC2, INC.


     Pursuant to the provisions of the Utah Business Corporation Act, the undersigned Corporation hereby, adopts the following Articles of Amendment to its Articles of Incorporation.

                                        I

                         The name of the Corporation is:

                                   BBC2, Inc.

                                       II

     The following amendments to the Articles of Incorporation were adopted by the Board of Directors of the Corporation, and shareholder approval was not required:

              FIRST: Article I shall be amended as follows, to-wit:

                         The name of the Corporation is:

                            Hangman Productions, Inc.


     IN WITNESS WHEREOF, BBC2, Inc. has caused this Certificate to be signed by James Doolin, the company's President. This 12th day of November, 2001.


                                                      /S/JAMES DOOLIN
                                                      James Doolin, President

EX-3.3


                                        I

                                     BYLAWS
                                       OF
                                   BBC2, INC.

                                    ARTICLE I
                                     OFFICES

     Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.

     Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

     Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

     Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

     Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

     Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

     Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

     Section  2.06  Fixing   Record  Date.   For  the  purpose  of   determining
shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

     Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

     Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

     Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

     Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

     Section 2.11 Written Consent to Action by Shareholders. Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to thereon were entitled to be present and to vote.

                                   ARTICLE III
                                    DIRECTORS

     Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

     Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

     Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

     Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

     Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

     Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

     Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

     Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

     Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

     Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

     Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS

     Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

     Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

     Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

     Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

     Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

     Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

     Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

     (a) He or she shall preside at all shareholders' meetings;

     (b) He or she shall preside at all meetings of the Board of Directors; and

     (c) He or she shall be a member of the executive committee, if any.

     Section 4.08 The President. The president shall have the following powers and duties:

     (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

     (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

     (c) He or she shall be a member of the executive committee, if any;

     (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

     (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

     Section 4.10 The Secretary. The secretary shall have the following powers and duties:

     (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

     (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

     (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

     (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

     (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

     (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

     (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

     (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

     (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

     (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

     (d) He or she  shall  render to the Board of  Directors  or the  president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

     (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

     (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

     (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

     (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

     (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

     (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

     (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

     Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation. Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

     Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances. Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

     Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

     Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

     Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

     Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES

     Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be markeD "Canceled" with the date of cancellation.

     Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

     Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

     Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

     Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

     Section 6.06 Closing of Transfer Books and Fixing of Record Date.

     (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

     (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

     (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

     Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

     Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act,
Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

                                   ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

     Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

     Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

     Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

     Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

     Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

     Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

     Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

     Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                         INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

     Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

     Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

     Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

     Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

     8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX
                                   FISCAL YEAR

     The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


                                    ARTICLE X
                                    DIVIDENDS

     The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

     All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

     (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

     (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

     The undersigned does hereby certify that he or she is the secretary of BBC2, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 6th day of August, 1999 and that the above and foregoing Bylaws are now in full force and effect.



         DATED this 6th day of August, 1999.



         /S/ ALYCIA ANTHONY
         Alycia Anthony, Secretary